ADCARE HEALTH SYSTEMS, INC.
1145 Hembree Road
Roswell, Georgia 30076

August 29, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:     Mr. Larry Spirgel

Re:     AdCare Health Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2014
File No. 000-33135

Ladies and Gentlemen:

On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Ronald W. Fleming, dated August 25, 2014. For the convenience of the Staff, the Company has restated in this letter in italics each of the Comments and numbered each of the Company’s responses to correspond to the number of each of the Comments. The Company has revised the Preliminary Proxy Statement referenced above (as revised, the “Revised Preliminary Proxy Statement”) in response to the Staff’s comments, which the Company is filing concurrently with this letter.

Background of the Decision to Transition the Company…, page 27

1.
We note that you and your financial advisor, SunTrust Robinson Humphrey, engaged in several discussions and presentations with prospective buyers. We further note that certain prospective buyers may have expressed minimal or no interest in acquiring your operations. Please expand your disclosure to explain what you mean by “none of the prospective acquirers would fairly value our operations or our real estate or otherwise provide meaningful value to our shareholders.” Based on your disclosure, it appears some prospective buyers did express an interest in your business as a whole. Please specifically discuss why you believe the value was inadequate. Lastly, please present financial analyses to support your decision to pursue the Additional Leasing Transactions strategy. We note your disclosure on page 29 indicating that your working group considered financial analyses and pro forma financial information.

In response to Comment 1., the Company has included revised disclosure on pages 2, 28 and 29 of the Revised Preliminary Proxy Statement.

2.
Please expand your disclosure to detail the status of your discussions with “certain regional third-party operators” to lease or sublease certain of your skilled nursing and assisted living facilities.

In response to Comment 2., the Company has included revised disclosure on page 29 of the Revised Preliminary Proxy Statement.

* * *
As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Revised Preliminary Proxy Statement (the “Filing”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.

Yours very truly,

ADCARE HEALTH SYSTEMS, INC.

By: /s/ Ronald W. Fleming
Ronald W. Fleming
Chief Financial Officer